SCHEDULE B
TO

SHAREHOLDER SERVICES AGREEMENT
(As Amended May 23, 2019, February 24, 2021, October 18, 2023, and with Effect September 19, 2024*)

#	Fund	Share Class
1	The Gold Bullion Strategy Fund	Investor
2	Quantified Managed Income Fund	Investor
3	Quantified Market Leaders Fund	Investor
4	Quantified Alternative Investment Fund	Investor
5	Quantified STF Fund	Investor
6	Quantified Tactical Fixed Income Fund	Investor
7	Quantified Evolution Plus Fund	Investor
8	Quantified Common Ground Fund	Investor
9	Quantified Pattern Recognition Fund	Investor
10	Quantified Tactical Sectors Fund	Investor
11	Quantified Government Income Tactical Fund	Investor
12	Quantified Rising Dividend Tactical Fund	Investor
13	Quantified Global Fund	Investor
14	Quantified Eckhardt Managed Futures Strategy Fund *	Investor

ADVISORS PREFERRED TRUST By: /s/___________________ Name: Catherine Ayers-Rigsby Title: President	FLEXIBLE PLAN INVESTMENTS, LTD. By: /s/_____________ Name: Jerry Wagner Title: President